Exhibit 21.1
LIST OF SUBSIDIARIES
At the time of this filing, the following entity is a subsidiary of North Haven Private Income Fund LLC:

Company Name	Jurisdiction of Organization
PIF CA SPV LLC	Delaware
NHPIF Equity Holdings SPV LLC	Delaware
PIF Financing SPV LLC	Delaware
PIF Financing II SPV LLC	Delaware
Broadway Funding Holdings, LLC	Delaware